PIMCO Funds

Supplement Dated November 7, 2016 to the Asset Allocation
Funds Prospectus
dated July 29, 2016, as supplemented from time to time (the
Prospectus)

Disclosure Related to the PIMCO All Asset Fund and PIMCO All Asset All Authority Fund (the Funds)


Principal vestment Strategies

The Funds combined investments in the International Equity Related Underlying PIMCO Funds normally will not exceed 50% of its total assets.